Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

February 28, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Charito Mittelman

Apple REIT Seven, Inc.

Registration Statement on Form S-11

File No. 333-125546

Dear Ms. Mittelman:

Enclosed are letters from Apple REIT Seven, Inc. and its managing dealer, David Lerner Associates, Inc., requesting acceleration of the effectiveness of the referenced registration statement.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

Enclosures

APPLE REIT SEVEN, INC.

814 East Main Street

Richmond, Virginia 23219

February 28, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Charito Mittelman

Re:	Apple REIT Seven, Inc.
File No. 333-125546

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned issuer (the “Issuer”) requests acceleration of the effective date of the Issuer’s Registration Statement on Form S-11, Registration No. 333-125546, to March 3, 2006, at 10:00 a.m., or as soon thereafter as practicable.

Sincerely,

APPLE REIT SEVEN, INC.

By:	/s/ David S. McKenney
David S. McKenney
President of Capital Markets

[David Lerner Associates Letterhead]

February 28, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Charito Mittelman

Apple REIT Seven, Inc.

File No. 333-125546

Dear Ms. Mittelman:

Pursuant to Rule 461 under the Securities Act of 1933, David Lerner Associates, Inc. as Manager Dealer for Apple REIT Seven, Inc., as the issuer (the “Issuer”), requests acceleration of the Issuer’s Registration Statement on Form S-11, Registration No. 333-125546, to March 3, 2006 at 10:00 a.m., or as soon thereafter as practicable.

Sincerely,

David Lerner Associates, Inc.

By:	/s/ Alan P. Chodosh
Alan P. Chodosh
Senior Vice President and CFO

APPLE REIT SEVEN, INC.

814 East Main Street

Richmond, Virginia 23219

February 28, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Charito Mittelman

Re:	Apple REIT Seven, Inc.
File No. 333-125546

Ladies and Gentlemen:

By separate letter of the same date as this letter, Apple REIT Seven, Inc. (the “Issuer”) has, pursuant to Rule 461 under the Securities Act of 1933, requested acceleration of the effective date of the Issuer’s Registration Statement on Form S-11, Registration No. 333-125546, to March 3, 2006, at 10:00 a.m., or as soon thereafter as practicable.

In connection with its request for acceleration of the effective date of its Registration Statement, the undersigned understands and acknowledges that it is responsible for the accuracy and adequacy of the disclosures made in the Registration Statement.

The undersigned Issuer further understands and acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

APPLE REIT SEVEN, INC.

By:	/s/ David S. McKenney
David S. McKenney
President of Capital Markets

Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

February 28, 2006

VIA EDGAR AND FACSIMILE

Peggy Kim

Senior Counsel

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Apple REIT Seven, Inc.

Registration Statement on Form S-11

File No. 333-125546

Dear Ms. Kim:

Apple REIT Seven, Inc. (the “Company”), together with its managing dealer, are, contemporaneously with this letter, requesting acceleration of the effectiveness of the referenced Registration Statement of the Company.

In accordance with comment no. 1 in your letter dated August 12, 2005 to Mr. Glade M. Knight of the Company and our corresponding response in my letter to you dated August 29, 2005, this will confirm that the offering of Apple REIT Six, Inc. made pursuant to its Registration Statement on Form S-11 (file no. 333-112169) has concluded.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

cc:	Charito A. Mittelman (SEC)
Yolanda Crittenden (SEC)
Glade M. Knight
David S. McKenney

February 28, 2006

bcc: (w/encl.)

D. Buckley

B. Peery

C. Bowes

H. Sibley

A. Chodosh

J. Pickard

P. Neuman

N. Harb

D. Kurzawa